ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

02060428

5 November 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

02 NOV 15 AM 9:43

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
5 November 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 November 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

ARGOS SPUD DATE

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN,
10.71% (parts 1, 3 and 4), 11.25% (part 2)
(OPERATOR - APACHE ENERGY LTD)

Apache Energy has advised a 12 November 2002 spud date for the Argos Prospect. Argos will be drilled using the Apache operated Ensco 56 jackup rig, presently drilling Stag-10H L1. The final spud date may vary depending upon the timing of its release from the Stag Field. A further update will be issued later in the week as the timing becomes clearer.

Argos is on trend and approximately 4 km south of the Woodside operated Legendre Field commissioned mid 2001 at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

Due to the close proximity of the "Ocean Legend" platform facility at the Legendre Field a development term of less than twelve months for first production from Argos is possible.

Commenting on drilling activities, FAR's Chairman, said that:

> *"Following our drilling success at Rainosek in the USA, FAR now looks forward to drilling on Australia's North West Shelf. Given modern 3-D seismic coverage tied into nearby production and Apache's track record, Argos-1 would have to be rated a good chance. The well is capable of significantly lifting FAR's production profile with robust economics and rapid payback possible.*
>
> *With three discoveries from three wells drilled in our 2002 program we are hopeful Argos will continue our success rate and enable FAR to achieve its objective of having a production base in three countries by 2004."*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au